Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

August 8, 2023

Attention:

Mr. Ben Phippen

Mr. John Spitz

Ms. Madeleine Mateo

Ms. Susan Block

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)

Response to the Staff’s Comments on

Registration Statement on Form F-4 Filed on July 24, 2023

Dear Mr. Phippen, Mr. Spitz, Ms. Mateo and Ms. Block,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 4, 2023 on the Company’s Registration Statement on Form F-4 filed to the Commission on July 24, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting amendment No.1 to the Registration Statement (the “Amendment No.1”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

Form F-4 filed July 24, 2023

General

1.

We note your disclosure that Prime Impact, HoldCo and CCT will not consummate the Business Combination without first completing the CSRC filing, even if the securityholders of Prime Impact have approved the Business Combination in the extraordinary general meeting. Please advise us where you are in the process of completing the CSRC filing, and explain to us your plan if there is a delay even after the business combination may be approved at the meeting.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that CCT submitted a filing with the CSRC with respect to the Business Combination on May 29, 2023. Subsequent to the initial submission of the CSRC filing, CCT has continued to correspond with the CSRC to address its comments. Based on CCT’s communication with the CSRC, the Company currently expects that the CSRC will complete the review of CCT’s submission in the first week of September 2023. As disclosed on the cover page and pages 51, 106 and 130 of the Amendment No.1, Prime Impact, HoldCo and CCT will not consummate the Business Combination without first completing the CSRC filing, even if the securityholders of Prime Impact have approved the Business Combination in the extraordinary general meeting.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Exhibits

2.

Please refer to paragraph 7, which begins with the assumption that the Company has been duly incorporated. Please revise to remove assumptions (i) - (vi) in paragraph 7, or advise. For guidance, please refer to Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comments and has filed the revised exhibit 5.2 to the Amendment No. 1.

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. Dan Espinoza by telephone at 650-752-3152 or via e-mail at DEspinoza@goodwinlaw.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.

Mark Long, Co-Chief Executive Officer of Prime Impact Acquisition I

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Carl Scheuten, Partner, WithumSmith+Brown, PC